TASEKO: DISSIDENTS DISCLOSE THAT TWO NOMINEES
HAVE NEGLIGIBLE INVESTMENT

TASEKO ALSO COMMENTS ON ERRORS IN DISSIDENTS’ TOWN HALL

April 20, 2016, Vancouver, BC –Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) today commented on a third amended Schedule 13D filing by Raging River Capital LLC (“RRC”) that shows that two of the RRC Nominees have a negligible investment in Taseko.

As a result of Taseko’s efforts to compel disclosure, RRC has now made three amendments to its inadequate original Schedule 13D dated January 13, 2016. According to the third amended filing, RRC Nominee Henry Park has contributed just US$2,540 to RRC and RRC Nominee Mark Radzik has contributed just US$6,350 to RRC. This means their combined personal investment is equivalent to 9,720 Taseko shares, or just 0.004% of Taseko’s issued and outstanding shares.

“We now see why RRC withheld this mandatory information for more than three full months after it launched the proxy contest,” said Russell Hallbauer, President and CEO of Taseko. “Elsewhere RRC says ‘all proposed board members own a significant stake’ but based on RRC’s latest filing this is not true with regard to Mr. Park and Mr. Radzik. They have no skin in the game.”

The table below shows that based on share ownership, the three Taseko directors targeted for removal are far more aligned with the interests of Taseko shareholders than the four RRC Nominees (individually or collectively). Also, unlike RRC, the three targeted Taseko directors do not own any Taseko bonds.

Targeted Directors	Taseko shares	Taseko shares	RRC Nominees

Russ Hallbauer	3,670,025	2,777 (1)	Henry Park
Ron Thiessen	1,290,795	6,943 (2)	Mark Radzik
Bob Dickinson	3,535,105	273,351 (3)	Randy Davenport
		822,829 (4)	Paul Blythe
Total shares	8,495,925	1,105,900

% of all Taseko shares (5)	3.8%	0.5%

(1)	RRC investment $2,540 (including investment in Raging River Capital GP)
(2)	RRC investment $6,350 (including investment in Raging River Capital GP)
(3)	RRC investment $250,000
(4)	RRC investment $752,540 (including investment in Raging River Capital GP)
(5)	Based on 221,808,634 Taseko shares issued and outstanding

Errors in RRC Town Hall

Also, Taseko today corrected the record on technical and other misstatements during an RRC Town Hall last Wednesday. For the benefit of shareholders, Taseko has posted to its website a discussion paper that dissects the RRC Nominees’ most glaring errors and contradictions with regard to the geology of the Florence Copper Project and the efficiency of the Gibraltar Mine. Taseko has also posted documents that confirm the past interest of RRC’s second largest backer, Wanxiang Group, in Taseko’s Florence Copper Project. Documents are available at this link: http://www.tasekomines.com/proxy-contest/shareholder-materials

Taseko notes that the RRC Nominees neglected to tell shareholders at the RRC Town Hall that the RRC Nominees discussed technical issues with Management before the commencement of the proxy contest. In fact, Taseko answered all of the technical questions posed by RRC at that time.

The RRC Town Hall was apparently intended as negative commentary on the value and management of Taseko’s projects but had the unintended effect of exposing RRC’s lack of thoughtful analysis and planning. Moreover, the Town Hall shows that RRC has no business plan other than to stop work on two valuable Taseko development projects, Florence Copper and Aley, and “explore value enhancing opportunities.”

The RRC Nominees made technical comments about Taseko’s projects that contradict statements provided by qualified persons (as defined under National Instrument 43-101). None of the RRC Nominees have had any recent direct knowledge or inspection of the properties, and none of their statements are supported by, or have been approved by, a qualified person (as defined under National Instrument 43-101).

The Town Hall, which should be seen as part of RRC’s poor disclosure record, provides strong evidence that the RRC Nominees have no real plans, cannot be trusted and are not suitable as Taseko directors.

Vote the Yellow Proxy

Taseko encourages shareholders to read its Management Information Circular and Letter to Shareholders to understand the main reasons to support directors Russ Hallbauer, Ron Thiessen and Robert Dickinson and to vote the YELLOW proxy AGAINST the RRC Nominees. Shareholder materials are available at www.tasekomines.com/proxycontest and on SEDAR, www.sedar.com.

The proxy voting deadline is 10 am (Pacific Time) on May 6, 2016. Shareholders with questions about voting their shares should call Laurel Hill Advisory Group at 1-877-452-7184 (toll free) or by email at assistance@laurelhill.com. To vote in person, the Meeting will be held at The Pinnacle Hotel, 138 Victory Ship Way, North Vancouver, British Columbia, on May 10, 2016, at 10:00 a.m. local time.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO

About Taseko

Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.

No regulatory authority has approved or disapproved of the information contained in this news release.